

August 30, 2017

Mr. Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

      Re: Automatic Data Processing, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed August 22, 2017
             Soliciting Material Pursuant to Rule 14a-12
             Filed August 24, 2017
             File No. 001-05397

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 1 Election of Directors, page 15

1.   Disclosure indicates that proxies "may be voted for substitute nominees designated by the board of directors." Please revise to clarify when proxies would be voted for substitute nominees. In addition, please confirm for us that should the company nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Compensation Discussion and Analysis, page 38

Fiscal Year 2017 Business Highlights, page 38

2.   Disclosure indicates that the annual cash bonus plan for executive officers is based in part on adjusted earnings before interest and taxes growth, a non-GAAP measure. Disclosure also indicates that this measure excludes "certain" interest expense and income. Please clarify how this non-GAAP measure is calculated from the audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K. In this regard, we note the disclosure in footnote (a) on page 21 of the Form 10-K for fiscal year 2017 clarifies that interest income and interest expense related to your client funds extended investment strategy are not excluded because you "believe these amounts to be fundamental to the underlying operations of [y]our business model."

Compensation Principles, page 44

3.   Disclosure indicates that the company believes that "growth in revenue, adjusted EBIT, new business bookings and net income are the most important measures of the successful execution of [y]our objectives and the delivery of sustainable long-term stockholder value." Please revise to identify the components of new business bookings.

Soliciting Material Pursuant to Rule 14a-12

4.   Please provide us with support for the following statements by Mr. Rodriguez during the CNBC interview on August 21, 2017:

- "[O]n our new business bookings number, apparently they've come to the conclusion that we somehow are including the pass-throughs of our PEO business in the booking results, which is not accurate."

- "That is not correct. … throughout that entire time, our sales headcount growth has been half, on a compounded basis, half of the growth of sales. Hence, we have achieved productivity."

- "Very close." (responding to Mr. Cramer's question as to whether the company has margins of 40% on the small to midsize business)

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan at (202) 551-6515 or me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Scott Barshay
Paul, Weiss, Rifkind, Wharton & Garrison LLP